May 15, 2007

Mail Stop 4561

Mr. Michael J. Smith
Chief Executive Officer and Chief Financial Officer
Cathay Merchant Group, Inc.
Unit 803, Dina House
Ruttonjee Centre
11 Duddell Street
Central, Hong Kong SAR, China

Re: **Cathay Merchant Group, Inc.**
      Form 10-KSB for the period ended July 31, 2005
      Form 10-KSB for the period ended December 31, 2006
      File No. 001-16283

Dear Mr. Smith:

       We have reviewed your response letter dated March 6, 2007 and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision in future filings is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-KSB for the period ended July 31, 2005

Notes to Consolidated Financial Statements
Note 1. Business Description and Summary of Significant Accounting Policies

Purchase Option Agreements, page 32

1.   We note your response to comment 3 from our letter dated February 16, 2007 in which you state that the purchase option agreements have a finite life but do not lose value over the life. We also note your response to comment two from our letter dated January 23, 2007 in which you stated that the option agreements cannot be sold to third parties, licensed or transferred without the consent of the seller. Therefore, if you did not exercise the purchase option agreements prior to their expiration date, it appears that the residual value associated with the agreements would be zero. Please tell us how you considered this fact pattern in your determination that amortization of the purchase option agreements (finite lived intangibles) was not necessary.

Revenue Recognition, page 33

2.   We note your response to comment 6 from our letter dated February 16, 2007. It appears that sales returns had a significant impact on your operating income for the five month period ended December 31, 2005 and that you experienced a significant increase in the number and dollar amount of returns during the year ended December 31, 2006. Please amend your financial statements and MD&A (as appropriate) included within your Form 10-KSB for the year ended December 31, 2006 to fully disclose the following:

- Your accounting policies as they pertain to sales returns and warranties;
- The extent to which sales returns impacted your operating results; and
- The reasons for the increase in sales returns, whether this is a trend that is expected to continue, and if so, how management intends to address this trend.

3.   We note your responses to comments 7 and 8 from our comment letter dated February 16, 2007 and your responses to comments 8 and 9 form our comment letter dated March 16, 2006. Since KHD did not add any substantial value or make any substantial changes to the product you sell and the ultimate end users of your products have the same rights and obligations (including right of return) as KHD, it appears that revenue recognition would only be appropriate upon final delivery and acceptance of your product to the ultimate end user. Please tell us whether your financial statements for the periods ended July 31, 2005, December 31, 2005 and December 31, 2006 reflect revenue recognition upon shipment to KHD, shipment to the ultimate end user, receipt by the ultimate end user or at some other point. Please tell us the specific criteria you use to evaluate the point in time when the product is considered accepted by the ultimate end user. We may have further comment upon receipt and review of your response.

Note 2. Business Combinations, page 36

4.   We note your disclosure on page 36 in which you state that you acquired all of the shares of AFM for a purchase price of $8.5 million from an unrelated third party. However, the Purchase Option Agreement dated September 26, 2002 which was acquired as part of the AFM purchase indicates that MFC Aluminiumfolie Merseburg GmbH was the buyer of the purchase option agreement, not AFM. Please tell us whether MFC Aluminiumfolie Merseburg GmbH is in anyway associated with MFC Bancorp Ltd. Please also fully explain how the Purchase Option Agreement dated September 26, 2002 was transferred from MFC Aluminiumfolie Merseburg GmbH to AFM.

Form 10-KSB for the period ended December 31, 2006

5.   Please tell us how you and your auditors determined that you have sufficient ability to continue as a going concern for at least twelve months from the date of your financial statements. Specifically, please tell us how you considered your history of negative working capital, operating losses, and negative cash flows, including those which would have occurred during the year ended December 31, 2006 absent a $6.5 million increase in borrowings from your affiliates.

6.   Please amend your filing to provide audited and unaudited financial statements (and associated independent auditors reports) covering the following periods:

- Audited consolidated statements of operations, comprehensive loss, changes in stockholders equity and cash flows for the twelve months ended December 31, 2006, the five months ended December 31, 2005, and twelve months ended July 31, 2005; and
- Unaudited consolidated statements of operations, comprehensive loss, changes in stockholders equity and cash flows for the five months ended December 31, 2004

7.   Please amend your filing to provide management discussion and analysis, in accordance with Item 303 of Regulation S-K, covering the following periods:

- Year ended December 31, 2006 compared with the year ended December 31, 2005;
- Five months ended December 31, 2005 compared to the five months ended December 31, 2004; and
- Year ended July 31, 2005.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lisa Haynes, Senior Staff Accountant at (202) 551-3424 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief

CC: Virgil Hlus, Clark Wilson LLP; Via facsimile (604) 687-6314